PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS RENEWS

NORMAL COURSE ISSUER BID

Brookfield, News, August 16, 2016 — Brookfield Property Partners L.P. (“BPY”) (NYSE: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BPY of its intention to renew its prior normal course issuer bid for a further one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents a desirable use of available funds.

The notice provides that BPY may, during the twelve month period commencing August 18, 2016 and ending August 17, 2017, purchase on the TSX, the New York Stock Exchange (“NYSE”) and any alternative Canadian trading system, up to 13,097,963 limited partnership units, representing approximately 5% of its issued and outstanding limited partnership units. At August 15, 2016 there were 261,959,268 limited partnership units issued and outstanding. Under the normal course issuer bid, BPY may purchase up to 36,782 limited partnership units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume of 147,131 on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the TSX, the NYSE and any alternative Canadian trading platform. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

In addition, certain subsidiaries of Brookfield Asset Management Inc. (“BAM”) may act jointly or in concert with BPY and purchase limited partnership units through open market purchases on the TSX, NYSE and other alternative Canadian trading systems pursuant to section 4.1 of National Instrument 62-104 “Take-Over Bids and Issuer Bids” (“NI 62-104”). These limited partnership units will be purchased and held on behalf of BAM and will not be cancelled.

In connection with the normal course issuer bid, BPY entered into an automatic purchase plan with its designated broker. The automatic purchase plan will allow for the purchase of limited partnership units, subject to certain trading parameters, at times when BPY ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, limited partnership units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The plan will commence on August 18, 2016 and terminate on August 17, 2017.

Under its prior normal course issuer bid that commenced on August 6, 2015 and expired on August 5, 2016 (the “Prior NCIB”), BPY purchased 2,304,122 limited partnership units through open market purchases on the TSX, the NYSE and other alternative Canadian trading systems. The weighted average price that BPY paid per limited partnership unit acquired under this bid was US$21.88. During the term of the Prior NCIB, BAM purchased 4,264,836 limited partnership units through open market purchases on the TSX and NYSE pursuant to section 4.1 of NI 62-104 bringing the total number of limited partnership units purchased to 6,568,958 units at a weighted average price of US$23.16. The limited partnership units purchased by BAM were not cancelled.

***

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 128 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, and self-storage assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Contact:
Matthew Cherry
Vice President, Investor Relations & Communications
Tel: 212-417-7488
Email: matthew.cherry@brookfield.com